UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

EXA CORPORATION

(Name of Subject Company)

EXA CORPORATION

(Name of Person Filing)

Common Stock, $0.001 par value per share (Title Class of Securities)

300614500

(CUSIP Number of Class of Securities)

Stephen A. Remondi

Chief Executive Officer

Exa Corporation

55 Network Drive

Burlington, Massachusetts 01803

(781) 564-0200

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Joseph J. Basile, Esq.

John D. Patterson, Jr., Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

(617) 832-1000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 28, 2017, Exa Corporation (the “Company”) issued a press release announcing its entry into an Agreement and Plan of Merger (the “Merger Agreement”) with Dassault Systemes Simulia Corp. (“Parent”) and 3DS Acquisition 3 Corp., a wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share, of the Company, at a price per share of $24.25, net to the seller in cash, without interest, and subject to deduction for any required withholding of taxes. Upon completion of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged (the “Merger”) with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. A copy of the press release was filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, event date September 27, 2017, filed with the SEC on September 28, 2017, and is incorporated herein by reference.

On September 28, 2017, the Company distributed to its employees the announcement that was filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, event date September 27, 2017, filed with the SEC on September 28, 2017, which is incorporated herein by reference.

On September 28, 2017, the Company held a meeting with employees at which it made the presentation that was filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K, event date September 27, 2017, filed with the SEC on September 28, 2017, which is incorporated herein by reference.

Forward-Looking Statements

Certain statements in this Solicitation/Recommendation Statement and the exhibits attached hereto may constitute “forward-looking statements.” Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the Offer and the Merger and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.

Factors that could cause actual results to differ materially from the forward-looking statements contained or incorporated by reference herein include, but are not limited to: the effect of the announcement of the Offer, the Merger and the related transactions on the Company’s business relationships, operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, and the risk that the Merger Agreement may be terminated in circumstances that require the Company to pay a termination fee; the outcome of any legal proceedings that may be instituted against the Company or its board of directors related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger; uncertainties as to the number of Company stockholders who may tender their stock in the Offer; the failure to satisfy other conditions to consummation of the Offer or the Merger, including the receipt of regulatory approvals related to the Merger (and any conditions, limitations or restrictions placed on these approvals); risks that the Offer, the Merger and the related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; and the effects of local and national economic, credit and capital market conditions on the economy in general. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth under the heading “Item 1A—Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2017, as well as in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by the Company.

Additional Information and Where to Find It

The Offer by Purchaser for shares of Company common stock has not yet commenced, and neither this Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 nor any of the documents incorporated by reference herein constitutes an offer to purchase or a solicitation of an offer to sell shares of Company common stock. At the time the Offer is commenced, Parent and Purchaser will file with the SEC and mail to the Company’s stockholders a Tender Offer Statement and the Company will file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement in connection with the transaction. These documents will contain important information about Parent, Purchaser and the Company, the Offer and the Merger, and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Parent, Purchaser and the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by writing to Exa Corporation, 55 Network Drive, Burlington, Massachusetts 01803, attention: Investor Relations.